September 7, 2016

Via EDGAR

Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for the Fiscal Year Ended December 31, 2015 Filed March 24, 2016 File No. 001-15244

Dear Mr. Vaughn:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated July 19, 2016 containing the Staff’s comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Commission on March 24, 2016 (the “2015 Form 20-F”). For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses. Please note that in the version of this letter filed via EDGAR confidential information has been omitted and delivered separately to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”).

Form 20-F for the Fiscal Year Ended December 31, 2015

Evolution of Legal Entity Structure, page 59

1.	We note that you have created the legal entity Credit Suisse (Schweiz) AG as a wholly owned subsidiary of Credit Suisse AG. It appears that CS (Schweiz) will house most of your Swiss universal banking assets. Please tell us, with a view towards revised disclosure in future filings, how the transfer of Swiss banking assets to CS (Schweiz) will impact the capital of Credit Suisse AG and Credit Suisse Group AG. Your disclosure should also discuss the ability of the resulting legal entity structure to transfer capital and liquid assets from one part of the group to another, including for capital adequacy and debt servicing purposes.

Response to Comment 1

As background, please note that it is a regulatory requirement that Swiss banks deemed systemically relevant are able to continue systemically relevant functions in Switzerland even in the event that the broader group enters into bankruptcy or other form of resolution (the so-called Swiss Emergency Plan). Credit Suisse (Schweiz) AG is the designated entity that will ensure the

Mr. Kevin Vaughn

Securities and Exchange Commission
September 7, 2016

continuation of systemically relevant functions in Switzerland in the case of a resolution event involving the Group. Credit Suisse (Schweiz) AG is and will be a direct subsidiary of Credit Suisse AG, and will be fully licensed to conduct banking business in Switzerland.

It is currently planned that Credit Suisse (Schweiz) AG will become fully operational in the fourth quarter of 2016, at which time certain assets and liabilities currently booked in Credit Suisse AG together with the required capital to meet Swiss regulatory requirements will have been transferred to the entity. The consolidated capital position of the Group and Credit Suisse AG will not change as a result of these transfers - Credit Suisse (Schweiz) AG will be fully consolidated into Credit Suisse AG which itself is consolidated into the Group. In parallel with the banking license application for Credit Suisse (Schweiz) AG, Credit Suisse AG is filing a notification with the Swiss Financial Market Supervisory Authority FINMA which outlines the changes to Credit Suisse AG on a stand-alone basis, including projected capital and liquidity ratios in line with applicable stand-alone regulation for Credit Suisse AG.

Credit Suisse (Schweiz) AG will be integrated into the Group’s central Treasury approach wherein any funding required by the entity will be provided by Credit Suisse AG and any excess funding in the entity will be placed with Credit Suisse AG. Credit Suisse (Schweiz) AG will be subject to regulation in Switzerland, and as long as the entity’s capital ratios are compliant with regulatory requirements we would not expect for there to be any restrictions on the entity’s ability to make dividend payments.

Credit Suisse will include in future filings, to the extent material, disclosure about any impact on the capital or liquidity requirements of Credit Suisse AG or the Group resulting from the creation of Credit Suisse (Schweiz) AG.

Treasury, Risk, Balance Sheet, and Off Balance Sheet – Risk Management, page 136

2.	We note your disclosures beginning on page 137 regarding risk management oversight at Credit Suisse. With respect to the illiquid positions referenced by Mr. Thiam during the Credit Suisse Group Investor and Analyst Call strategy update presentation on March 23, 2016 and subsequently addressed extensively in media reports, please tell us:
•	the nature of the positions, including a quantification of balances by product type and fair value classification as of December 31, 2015, March 31, 2016, and June 30, 2016;
•	the extent to which those positions breached any tolerance thresholds or guidelines, thereby prompting action or conversation at certain risk management levels. If so, describe the limits, the actions taken, level of actions/discussion, and whether these positions had triggered risk limits in prior periods;
•	to the extent none of those positions breached any tolerance thresholds or guidelines, a description of any changes you have made to those thresholds and your risk management process and controls;

Mr. Kevin Vaughn

Securities and Exchange Commission
September 7, 2016

•	a description in greater detail of the risk management and credit risk controls over these positions as of December 31, 2015 and whether you identified any deficiencies in the design or operation of these controls;
•	the extent to which you have initiated or completed any operational risk investigations to identify potential control gaps (in either design or function) related to these and similar positions;
•	the extent to which you have changed any risk or valuation controls, processes, or methodologies, including those related to your VaR calculations and assessment of risks not in VaR, as a result of this fact pattern;
•	how any changes to the risk or valuation controls, processes, or methodologies are reflected and identified in your filings;
•	the extent of other actions taken by management as a result of the investigations into the handling of these positions;
•	the extent to which you have any other relationship with those positions (e.g., sponsored their securitization program, provided liquidity functions, held other exposures to those entities or parties, etc.);
•	how you evaluated the rest of your portfolio for other positions that were similarly unauthorized or not properly reported to management; and
•	the extent to which you have identified any valuation issues with these or similar positions or made any modifications to the valuation policies or processes for these positions before or after the fourth quarter losses were incurred.

Response to Comment 2

•	the nature of the positions, including a quantification of balances by product type and fair value classification as of December 31, 2015, March 31, 2016, and June 30, 2016;

During 4Q15 and 1Q16, Credit Suisse took material mark-to-market losses across four business lines (Securitized Products, Leveraged Finance Secondary Trading, Leveraged Finance Underwriting, and the Corporate Bank).

***CONFIDENTIAL TREATMENT REQUESTED***

•	the extent to which those positions breached any tolerance thresholds or guidelines, thereby prompting action or conversation at certain risk management levels. If so, describe the limits, the actions taken, level of actions/discussion, and whether these positions had triggered risk limits in prior periods;

The positions that led to the 4Q15 and 1Q16 write-downs have been subject to trading and/or risk limits that were established and approved by appropriate personnel, and have been in compliance with all such limits.

Mr. Kevin Vaughn

Securities and Exchange Commission
September 7, 2016

•	to the extent none of those positions breached any tolerance thresholds or guidelines, a description of any changes you have made to those thresholds and your risk management process and controls;

***CONFIDENTIAL TREATMENT REQUESTED***

Credit Suisse is considering certain enhancements to its risk management processes and controls.

•	a description in greater detail of the risk management and credit risk controls over these positions as of December 31, 2015 and whether you identified any deficiencies in the design or operation of these controls;

Credit Suisse’s risk governance framework is based on a “three lines of defense” governance model, where each line has a specific role and defined responsibilities and works in close collaboration to identify, assess and mitigate risks. The first line of defense is the front office, which is responsible for pursuing suitable business opportunities within the strategic risk objectives and compliance requirements of Credit Suisse. The second line of defense, which includes functions such as risk management, legal, compliance and product control, is separate from the front office and acts as an independent control function, responsible for reviewing and challenging front office activities and producing independent management information and risk management reporting. The third line of defense is the internal audit function, which monitors the effectiveness of controls across various functions and operations, including risk management and governance practices.

For a more detailed description of risk management oversight and the risk appetite framework at Credit Suisse, we refer you to pages 137 through 143 of the 2015 Form 20-F.

Credit Suisse has not identified any deficiencies in the design or operation of its risk management and credit risk controls over these positions as of December 31, 2015. As noted above, Credit Suisse is considering certain enhancements to its risk management processes and controls.

•	the extent to which you have initiated or completed any operational risk investigations to identify potential control gaps (in either design or function) related to these and similar positions;

Credit Suisse conducted an internal review of the events surrounding the write-downs that occurred in 4Q15 and 1Q16 with respect to the Distressed Trading Desk positions. That review confirmed that there were no breaches of relevant risk limits or regulations, but noted that certain areas related to risk governance, the level of discussion of the relevant positions, and the flow of information could be enhanced to further ensure the proper escalation and discussion of such matters in the future.

Additionally, the internal audit function within Credit Suisse is in the process of undertaking an internal review into the events surrounding the write-downs in 4Q15 and 1Q16

Mr. Kevin Vaughn

Securities and Exchange Commission
September 7, 2016

with respect to the Distressed Trading Desk positions. Specifically, internal audit is reviewing the effectiveness of relevant governance forums, management oversight control functions, and other management information in order to understand the chronology of events and identify any lessons that could be learned.

•	the extent to which you have changed any risk or valuation controls, processes, or methodologies, including those related to your VaR calculations and assessment of risks not in VaR, as a result of this fact pattern;

There have been no changes to any risk or valuation controls, processes, or methodologies, including those related to VaR calculations and assessment of risks not in VaR, as a result of the write-downs in 4Q15 and 1Q16, other than the changes in limits described in response to the third bullet point above.

•	how any changes to the risk or valuation controls, processes, or methodologies are reflected and identified in your filings;

As noted above, there have been no changes to any risk or valuation controls, processes, or methodologies as a result of the write-downs in 4Q15 and 1Q16, other than the changes in limits described in response to the third bullet point above, which were not material developments that would require disclosure.

•	the extent of other actions taken by management as a result of the investigations into the handling of these positions;

Credit Suisse is considering potential enhancements to its risk management processes and controls, as well as other relevant aspects of its operation, as a result of the internal reviews described in response to fifth bullet point above.

•	the extent to which you have any other relationship with those positions (e.g., sponsored their securitization program, provided liquidity functions, held other exposures to those entities or parties, etc.);

It is not expected that Credit Suisse will have substantial ongoing relationships relating to positions that it has exited. With respect to positions that Credit Suisse continues to hold, we expect to continue to maintain relationships with the relevant businesses as necessary to facilitate our market-making activities. Specific relationships will be determined on a case-by-case basis going forward.

•	how you evaluated the rest of your portfolio for other positions that were similarly unauthorized or not properly reported to management; and

The positions that led to the write-downs were fully authorized, known to the relevant supervisors and risk management personnel, properly valued in Credit Suisse’s books and records, and disclosed to regulators.

Mr. Kevin Vaughn

Securities and Exchange Commission
September 7, 2016

As for the remainder of its portfolio, Credit Suisse regularly evaluates its difficult-to-value positions and is continuously reviewing and enhancing its processes for doing so. We refer you to pages 58 and 323 through 348 of the 2015 Form 20-F.

•	the extent to which you have identified any valuation issues with these or similar positions or made any modifications to the valuation policies or processes for these positions before or after the fourth quarter losses were incurred.

As noted above, Credit Suisse has not identified any valuation issues or made any modifications to its valuation policies or processes with respect to these positions before or after the 4Q15 write-downs.

General

3.	In your letter to us dated October 23, 2013, you described residual business with Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since the referenced letter, whether through subsidiaries, affiliates, clients or other direct or indirect arrangements. You should describe any transactions or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response to Comment 3

We respectfully advise the Staff supplementally that, as described in our October 23, 2013 letter referenced in the Staff’s comment, the Group has taken a series of actions designed to terminate business and contacts with parties in these sanctioned countries, and to ensure compliance with all applicable sanctions laws and regulations. To this end, the Group implemented and continues to maintain a sanctions compliance program, including a comprehensive global sanctions policy, a dedicated sanctions compliance staff, and continuous monitoring of new sanctions-related developments. As also described in our October 23, 2013 letter, the Group began in 2005 the process of terminating business activities with certain sanctioned countries and parties, including Syria and Sudan.

As a result of these actions, from the date of our prior letter dated October 23, 2013 through the date of this response (the “Relevant Period”), the Group has not engaged in any direct or indirect contacts with Syria or Sudan (including their governments and entities controlled by their governments), with the only exceptions consisting of immaterial transactions described in more detail below, and, additionally, the processing of a financially immaterial number of payments to, from, or related to Syria or Sudan, all in accordance with applicable law.

Syria

Mr. Kevin Vaughn

Securities and Exchange Commission
September 7, 2016

With regard to Syria, the Group maintained during the Relevant Period a financially immaterial number of private client relationships and certain guarantees opened before the Group decided to terminate dealings with Syria.

The private client relationships consist of (i) dormant relationships with individuals believed to be resident in Syria where the Group has not been able to contact the clients despite efforts to do so, (ii) other relationships with individuals believed to be resident in Syria for which the Group has succeeded in exiting the relationships in some instances and is pursuing closure in the remaining instances, and (iii) private client relationships opened before 2006 with individuals who are resident in Syria and who are not Specially Designated Nationals or Blocked Persons (“SDNs”) (with all accounts being subject to monitoring and limitations, including caps on aggregate net new asset inflows). All such accounts, which are financially immaterial in number and asset value, are maintained by Credit Suisse AG in Switzerland.

As to the guarantees, Credit Suisse AG issued corporate guarantees on behalf of certain Swiss corporate clients as part of export finance transactions that may involve delivery of underlying products to or from Syria, but which were entered into or committed to prior to the Group’s decision to terminate dealings with Syria. Credit Suisse AG does not have a contractual or other legal right to terminate such guarantees unilaterally. Due to sanctions imposed by Switzerland against Syria, however, Credit Suisse AG would not currently be able to make payment on such guarantees even if an attempt was made to draw upon them.

Sudan

With regard to Sudan, the Group maintained during the Relevant Period (i) a financially immaterial number of dormant relationships with individuals believed to reside in Sudan that are maintained by Credit Suisse AG where Credit Suisse AG has not been able to contact the depositors despite efforts to do so, and (ii) two accounts in financially immaterial amounts that are blocked and whose closure is being pursued. The relationship previously described in our October 23, 2013 letter with a US person in Sudan as part of a United Nations mission no longer has any connection to Sudan following that US person’s departure from Sudan.

Further, the Group maintains relationships with asset management counterparties that, pursuant to specific licenses issued by the U.S. Office of Foreign Assets Control, manage funds as agents on behalf of Sudan-based entities (Arab Bank for Economic Development in Africa (“BADEA”) and the Arab Authority for Agricultural Investment and Development (“AAAID”)). Neither BADEA nor AAAID is an SDN. In 2015, the Group, as borrower and pursuant to a specific license issued by the U.S. Office of Foreign Assets Control, entered into a securities lending transaction involving securities ultimately owned by BADEA.

4.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address

Mr. Kevin Vaughn

Securities and Exchange Commission
September 7, 2016

materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response to Comment 4

We respectfully advise the Staff supplementally that, as noted in our response to Comment 3, Credit Suisse has terminated all contacts with these countries, with the exception of the very small volume of transactions and accounts described in the response to Comment 3.

        Transactions and accounts described in the response to Comment 3 as a percentage of the Group’s consolidated net revenues, assets and liabilities, as of and for each of the three years ending December 31, 2013, December 31, 2014, December 31, 2015, and the six months ended June 30, 2016:

Net Revenues	Less than 0.01%
Assets	Less than 0.01%
Liabilities	Less than 0.01%

        Given that the transactions and accounts described in our response to Comment 3 represent a de minimis percentage of the Group’s consolidated totals for each of the relevant line items as of and for each of the periods presented, and that we continue to implement the compliance and monitoring activities described in our response to Comment 3, we believe that these very limited contacts are neither quantitatively nor qualitatively material to a reasonable investor’s investment decision with respect to our securities.

* * * * *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address each of the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Robert Arbuthnott, Head of Group Finance and Chief Accounting, in

Mr. Kevin Vaughn

Securities and Exchange Commission
September 7, 2016

London at 011-44-207-883-5366, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, Todd Runyan, Head of Accounting Policy, in Zurich at 011-41-44-334-8063 or me in Zurich at 011-41-44-333-6607.

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ David R. Mathers

David R. Mathers

Chief Financial Officer

cc:	Tidjane Thiam
Chief Executive Officer
Credit Suisse Group AG

John Tiner
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
General Counsel
Credit Suisse Group AG
Lara J. Warner
Chief Compliance and Regulatory Affairs Officer
Credit Suisse Group AG
Robert Arbuthnott
Head of Group Finance and Chief Accountant
Credit Suisse Group AG

Christopher Harris
Head of External Reporting
Credit Suisse Group AG

Todd Runyan
Head of Accounting Policy
Credit Suisse Group AG

David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP